News Release

B2Gold Corp. Announces Closing of $150 Million Secured Revolving Corporate Loan Facility

Vancouver, April 16, 2013 – B2Gold Corp. (TSX: BTO, OTCQX: BGLPF, NSX: B2G) (“B2Gold” or the “Company”), is pleased to announce the closing of a fully underwritten $150 million secured revolving corporate loan facility (“Facility”), previously announced on January 10, 2013. All dollar figures are in United States dollars unless otherwise indicated.

Macquarie Bank Limited (“Macquarie Bank”) is the Sole Underwriter and the Facility Agent. The syndicate includes HSBC Securities (USA) Inc. as a Lead Arranger with HSBC Bank USA, National Association committed to fund $50 million of the Facility and FirstRand Bank Limited, acting through its Rand Merchant Bank division committed to fund $25 million.

The Facility comprises three tranches of $50 million each for a total of $150 million and replaces the existing $25 million revolving credit facility with Macquarie Bank.

The term of the Facility is for a period of four years with a final repayment date of March 28, 2017 and the Facility has an interest rate of LIBOR plus a margin of 3.5% . The Facility will be used to fund construction and development costs related to the Otjikoto gold project in Namibia and for general corporate purposes.

ON BEHALF OF B2GOLD CORP.

“Mark Corra”
Senior V.P. Finance and Chief Financial Officer

For more information on B2Gold please visit the Company web site at www.b2gold.com or contact:

Ian MacLean	Kerry Suffolk
Vice President, Investor Relations	Manager, Investor Relations
604-681-8371	604-681-8371

The Toronto Stock Exchange neither approves nor disapproves the information contained in this News Release.

The securities described herein have not been and will not be registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

Some of the statements contained in this release are forward-looking statements, such as estimates and statements that describe the Company's future plans, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur. Since forward-looking statements address future events and conditions, by their very nature, they involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements.